Exhibit 99.1

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Media release

Kennecott Utah Copper’s Bingham Canyon Mine pit wall slide

11 April 2013

At 9.30 pm local time on 10 April 2013, Kennecott Utah Copper’s Bingham Canyon Mine experienced a slide along a geotechnical fault line of its north eastern wall. Movement on the north eastern wall had accelerated in recent weeks and pre-emptive measures were taken to relocate facilities and roads prior to the slide. All employees are safe and accounted for.

Mine operations are currently suspended while experts assess the extent of the slide and impact on operations.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
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David Outhwaite	David Ovington
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Christina Mills
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Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Christopher Maitland
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
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Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
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High resolution photographs and media pack available at: www.riotinto.com/media